

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

September 9, 2016

<u>Via E-Mail</u>
Roy Harvey
President
Alcoa Upstream Corporation
390 Park Avenue
New York, New York 10022

> **Re:** **Alcoa Upstream Corporation**
> **Amendment No. 2 to Form 10-12B**
> **Filed September 1, 2016**
> **File No. 001-37816**

Dear Mr. Harvey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

<u>Information Statement Summary, page 9</u>

<u>History of operational excellence …, page 11</u>

1. We note your disclosure that in 2016 your segments have been executing a $550 million productivity plan and had achieved $370 million of the target as of June 30, 2016. Please reconcile your disclosures here with your disclosures in MD&A.

<u>Unaudited Pro Forma Combined Condensed Financial Statements, page 58</u>

<u>Note to Unaudited Pro Forma Combined Financial Statements, page 62</u>

2. We note pro forma adjustment (a) included in the notes to your pro forma financial statements. Please explain why you believe this adjustment is both factually supportable and directly attributable to the transaction. It appears you are including an adjustment for an accounting policy change that is unrelated to your separation. Please refer to Rule 11-02(b)(6) of Regulation S-X. To the extent you are able to demonstrate that this

adjustment meets the requirements of Article 11 of Regulation S-X, please explain why the expense you eliminated for the year ended December 31, 2015 appears to exceed the allocated multi-employer expense you recorded in your historical financial statements, as disclosed on page F-57. In addition, please demonstrate how you determined that changing the amortization period for unrecognized gains and losses is appropriate on a prospective basis, including providing us the ratio of active plan participants to inactive plan participants.

Legal Proceedings, page 95

Alumina Limited Litigation, page 101

3.   We note you entered into a settlement and release provision with AWAC on September 1, 2016. Please address if there are any terms in the settlement and release provision that could materially impact your future operating results.

You may contact Kevin Stertzel, Staff Accountant at (202) 551-3723 or, in his absence, Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and Construction

Cc: Via E-Mail
        Margaret Lam, Esq.
        Karessa Cain, Esq.